

CNB CORPORATION
BOARD OF DIRECTORS

Harold G. Cushman, Jr., *Chairman*

James W. Barnette, Jr.	William O. Marsh
William R. Benson	George F. Sasser
Harold G. Cushman, III	Lynn G. Stevens
W. Jennings Duncan	John C. Thompson
Edward T. Kelaher	

CONWAY NATIONAL BANK OFFICERS

W. Jennings Duncan	President
L. Ford Sanders, II	Executive Vice President
William R. Benson	Senior Vice President
Marion E. Freeman, Jr.	Senior Vice President
Phillip H. Thomas	Senior Vice President
M. Terry Hyman	Senior Vice President
Raymond Meeks	Vice President
A. Mitchell Godwin	Vice President
Jackie C. Stevens	Vice President
Betty M. Graham	Vice President
Ernest J. Lareau	Vice President
F. Timothy Howell	Vice President
E. Wayne Suggs	Vice President
Janice C. Simmons	Vice President
Patricia C. Catoe	Vice President
W. Michael Altman	Vice President
Boyd W. Gainey, Jr.	Vice President
William Carl Purvis	Vice President
Bryan T. Huggins	Vice President
Virginia B. Hucks	Vice President
W. Page Ambrose	Vice President
L. Ray Wells	Vice President
L. Kay Benton	Vice President
Richard A. Cox	Vice President
Gail S. Sansbury	Vice President
Roger L. Sweatt	Assistant Vice President
Timothy L. Phillips	Assistant Vice President
Helen A. Johnson	Assistant Vice President
Elaine H. Hughes	Assistant Vice President
Gwynn D. Branton	Assistant Vice President
Tammy S. Scarberry	Assistant Vice President
D. Scott Hucks	Assistant Vice President
Carlis L. Causey	Assistant Vice President
Jeffrey P. Singleton	Assistant Vice President
C. Joseph Cunningham	Assistant Vice President
Sherry S. Sawyer	Banking Officer
Rebecca G. Singleton	Banking Officer
Josephine C. Fogle	Banking Officer
Debra B. Johnston	Banking Officer
Freeman R. Holmes, Jr.	Banking Officer
Doris B. Gasque	Banking Officer
Jennie L. Hyman	Banking Officer
Marsha S. Jordan	Banking Officer
Sylvia G. Dorman	Banking Officer
Marcie T. Shannon	Banking Officer
Caroline P. Juretic	Banking Officer
Sheila A. Graham	Banking Officer
John H. Sawyer, Jr	Banking Officer
Nicole Scalise	Banking Officer
Janet F. Carter	Banking Officer
Dawn L. DePencier	Banking Officer
Steven D. Martin	Banking Officer
Carol M. Butler	Banking Officer
W. Eugene Gore, Jr.	Banking Officer
James P. Jordan, III	Banking Officer
John M. Proctor	Banking Officer
Whitney H. Hughes	Banking Officer
Justin C. Roof	Banking Officer

TO OUR SHAREHOLDERS AND FRIENDS:

Conway National experienced solid financial performance in the first quarter of 2008. Net income for the quarter ended March 31, 2008 totaled $2,540,000, up 4.1% from $2,441,000 earned for the same period in 2007. On a per share basis, earnings, adjusted for the effect of the 10% stock dividend distributed in September 2007, have grown 6.0% from $2.83 in 2007 to $3.00 in 2008. Total assets grew to $854.2 million at March 31, 2008, with capital at $83.9 million.

As of March 31, 2008, total assets were $854,234,000, an increase of 2.6% over March 31, 2007; total deposits amounted to $710,098,000, an increase of 3.1% over the previous year; loans totaled $583,759,000, an increase of 3.4% from 2007; and investment securities were $206,300,000, an increase of 11.8% from the prior year. Total federal funds purchased and securities sold under agreement to repurchase were $49,508,000 at March 31, 2008 as compared to $54,001,000 at March 31, 2007, a decline of 8.3%. Stockholders' equity totaled $83,853,000 at March 31, 2008, resulting in a book value of $99.75 per share.

Net income for the quarter ended March 31, 2008 of $2,540,000 represents an annualized return on average assets of 1.16% and an annualized return on average stockholders' equity of 12.24%, which compare favorably to peer and to historical returns experienced by the Bank. Bank earnings are primarily the result of the Bank's net interest income, which increased 4.1% from $7,673,000 for the quarter ended March 31, 2007 to $7,986,000 for the quarter ended March 31, 2008. Other factors which affect earnings include the provision for possible loan losses, other expense, and other income. The provision for possible loan losses decreased slightly, 1.6%, from $365,000 for the first quarter of 2007 to $359,000 for the first quarter of 2008. The allowance for loan losses, as a percentage of net loans, remained stable at 1.15% at March 31, 2007 and 2008. Noninterest expenses increased 10.6% from $5,096,000 to $5,637,000 and noninterest income increased 18.6% from $1,556,000 to $1,845,000 during the same period. Noninterest expenses increased overall due to additional staffing, increased compensation, fixed asset expenditures, increased health care costs, and a decline in deferred loan costs. Noninterest income increased due to an increase in service charges on deposit accounts and increased noninterest miscellaneous income.

Conway National maintained solid earnings for the first quarter of 2008, although local economic activity softened significantly during the second half of 2007 and the first quarter of 2008 and despite a decline in market interest rates of 200 basis points during the period.

We are proud to announce the opening of our Little River office on April 1, 2008. We cordially invite you to visit with our staff at this, your new banking facility located at the corner of Highways 9 and 57, just west of the interchange of Highways 31 and 9. During the first quarter of 2008 we also implemented branch capture. This process provides the technology for branch offices to image banking transactions on site and will facilitate the movement of the Bank's business day end from 2:00 p.m. to 5:00 p.m. We anticipate implementing the 5:00 p.m. business day end during the second quarter of this year.

We are very appreciative of your continued support, and we look forward to the future and continuing to build your Bank steeped in our traditions of exceptional customer service, trust, and dedication to all of the communities we serve.

W. Jennings Duncan, President
CNB Corporation and The Conway National Bank

CNB CORPORATION

and

THE CONWAY NATIONAL BANK

CNB The Conway National Bank
CORPORATION

FINANCIAL REPORT

MARCH 31, 2008

www.conwaynationalbank.com

CNB CORPORATION AND SUBSIDIARY

Conway, South Carolina

CONSOLIDATED BALANCE SHEET

(Unaudited)

ASSETS:	March 31, 2008	March 31, 2007
Cash and due from banks	$ 19,068,000	$ 35,012,000
Investment securities:		
Obligations of United States government sponsored entities	176,121,000	161,456,000
Obligations of states and political subdivisions	27,783,000	21,160,000
Other securities	2,396,000	1,982,000
Total investment securities	206,300,000	184,598,000
Federal funds sold and securities purchased under agreement to resell	17,500,000	18,000,000
Loans	583,759,000	564,835,000
Less allowance for loan losses	(6,639,000)	(6,418,000)
Net loans	577,120,000	558,417,000
Bank premises and equipment	23,078,000	22,809,000
Other assets	11,168,000	13,612,000
Total assets	$ 854,234,000	$ 832,448,000
LIABILITIES AND STOCKHOLDERS' EQUITY:		
Liabilities:		
Deposits:		
Noninterest-bearing	$ 113,733,000	$ 142,292,000
Interest-bearing	596,365,000	546,378,000
Total deposits	710,098,000	688,670,000
Federal funds purchased and securities sold under agreement to repurchase	49,508,000	54,001,000
Other short-term borrowings	1,430,000	1,932,000
Other liabilities	9,345,000	8,499,000
Total Liabilities	770,381,000	753,102,000
Stockholders' Equity:		
Common stock, par value $10.00 per share: Authorized 1,500,000; issued 789,774 in 2007 and 868,422 in 2008	8,684,000	7,898,000
Surplus	55,939,000	43,555,000
Undivided profits	21,587,000	29,457,000
Net unrealized holding gains/(losses) on available-for-sale securities	2,086,000	(820,000)
Less treasury stock	(4,443,000)	(744,000)
Total stockholders' equity	$ 83,853,000	$ 79,346,000
Total liabilities and stockholders' equity	$ 854,234,000	$ 832,448,000

CONSOLIDATED STATEMENT OF INCOME

(Unaudited)

	Three Months Ended	
INTEREST INCOME:	March 31, 2008	March 31,2007
Interest and fees on loans	$ 10,587,000	$ 11,049,000
Interest on investment securities:		
Taxable investment securities	2,466,000	1,534,000
Tax-exempt investment securities	273,000	228,000
Other securities	34,000	28,000
Interest on federal funds sold and securities purchased under agreement to resell	320,000	337,000
Total interest income	13,680,000	13,176,000
INTEREST EXPENSE:		
Interest on deposits	5,103,000	4,799,000
Interest on federal funds purchased and securities sold under agreement to repurchase	479,000	691,000
Interest on other short-term borrowings	112,000	13,000
Total interest expense	5,694,000	5,503,000
Net interest income	7,986,000	7,673,000
Provision for loan losses	359,000	365,000
Net interest income after provision for loan losses	7,627,000	7,308,000
Other income:		
Service charges on deposit accounts	940,000	919,000
Gains/(losses) on securities	0	9,000
Other operating income	905,000	628,000
Total other income	1,845,000	1,556,000
Other expenses:		
Salaries and employee benefits	3,721,000	3,161,000
Occupancy expense	839,000	820,000
Other operating expenses	1,077,000	1,115,000
Total other expenses	5,637,000	5,096,000
Income before income taxes	3,835,000	3,768,000
Income tax provision	1,295,000	1,327,000
Net Income	$ 2,540,000	$ 2,441,000
*Per share:		
Net income per weighted average shares outstanding	$ 3.00	$ 2.83
Cash dividend paid per share	$ 0	$ 0
Book value per actual number of shares outstanding	$ 99.75	$ 91.90
Weighted average number of shares outstanding	847,936	863,499
Actual number of shares outstanding	840,661	863,420

*Adjusted for the effect of a 10% stock dividend issued during 2007.

Member Federal Reserve System • Member FDIC